UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Blumberg, Jerald A.
   103 North Wynden Estates Ct.
   Houston, TX  77056
2. Issuer Name and Ticker or Trading Symbol
   The Lubrizol Corporation
   LZ
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Shares                |(1)   |A   |1,872.4004        |A  |(1)        |4,197.9932 (2)     |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Director Stock Option (R|$25.7188|5/1/2|A   |2,500      |A  |5/1/2|5/1/2|Common Share|1,250  |       |            |   |            |
ight to Buy)            |        |000  |    |           |   |001  |010  |s           |       |       |            |   |            |
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                        |        |     |    |           |   |5/1/2|5/1/2|Common Share|625    |       |            |   |            |
                        |        |     |    |           |   |002  |010  |s           |       |       |            |   |            |
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                        |        |     |    |           |   |5/1/2|5/1/2|Common Share|625    |       |2,500       |D  |            |
                        |        |     |    |           |   |003  |010  |s           |       |       |            |   |            |
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
Explanation of Responses:
(1) Acquired on various dates between January 1 and December 31, 2000, pursuant to Lubrizol's deferred compensation plan and deferred stock compensation plan, at prices ranging from $18.9375 to $29.62 per share.
(2) Includes Common Shares that previously were reported on Table I as Phantom Stock Units, which are payble in Common Shares on a 1-for-1
basis.
SIGNATURE OF REPORTING PERSON
/s/  Jerald A. Blumberg by Leslie M. Reynolds
DATE
February 8, 2001